Fax

3 London Wall Buildings
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London EC2M 5SY
Tel +44 (0)20 7638 9571
Fax +44 (0)20 7628 3444

Citigate
Dewe Rogerson

To	Paul Dudek Chief Officer of International Corporate Finance International Corporate Finance Division
Company	SEC Headquarters
Fax	+1 202 942 9624
From	Julie Ryan
Return fax	+44 (0)20 7282 8040
Reference	**Erste Bank, Commission file no. 82-5066** "Rule 12g3-2 promulgated under the Securitites Exchange Act 1934, paragraph (b)(1)(i)"
Date	20/8/03
No. of pages including this one	2


03029778

Please find attached an Erste Bank investor release.

Kind regards,

Julie Ryan
Citigate Dewe Rogerson



INVESTOR INFORMATION

September 3, 2003

NEW CHAIRMAN OF THE SUPERVISORY BOARD OF ERSTE BANK: HEINZ KESSLER TAKES OVER FROM HERBERT SCHIMETSCHEK

At today's meeting of the Supervisory Board of Erste Bank der oesterreichischen Sparkassen AG Heinz Kessler, former Deputy Chairman of the Supervisory Board, was elected Chairman of the Supervisory Board. Kessler succeeds Herbert Schimetschek, who, following his appointment as President of the General Council of the Austrian National Bank resigned from the Supervisory Board of Erste Bank AG with effect from August 31.

Heinz Kessler has been a member of Erste Bank's Supervisory Board since 1998 and was elected First Deputy Chairman in May 2003. Mr Kessler, who had been CEO of Nettingsdorfer Papierfabrik since 1982, resigned from this position on August 31, 2003.

In a related move, Klaus Braunegg (attorney-at-law with Braunegg, Hoffmann & Partner) and Theresa Jordis (attorney-at-law with Dorda Brugger & Jordis Rechtsanwälte GmbH) have been appointed First Deputy Chairman and Second Deputy Chairman, respectively.

Following these changes Erste Bank's Supervisory Board consists of 20 members, including seven employees' representatives. The Supervisory Board committees have been reorganized accordingly

Please direct any enquiries to:
Erste Bank, Investor Relations Department
Graben 21, 1010 Vienna, Austria; Telefax: 0043 (0)5 0100 - 13112
Gabriele Werzer, Phone: 0043 (0)5 0100 - 11286, e-mail: gabriele.werzer@erstebank.at
Thomas Schmee, Phone: 0043 (0)5 0100 - 17326, e-mail: thomas.schmee@erstebank.at

You can also find this text on our homepage at:
http://www.erstebank.com (→ investor relations → download centre → investor relations news)